JOEL D. MAYERSOHN, ESQ.
                                ROETZEL & ANDRESS
                                  P.O. BOX 9748
                         FORT LAUDERDALE, FLORIDA 33310
                                 (954) 462-4150




                                 August 21, 2008



United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  Dolphin Digital Media, Inc. (the "Company")
          Formerly Logica Holdings, Inc.
          Pre-Effective Amendment No. 1 to Form S-1 Registration Statement;
          Filed May 13, 2008; File No. 333-149143 (the "Registration Statement")

Dear Sir or Madam:

     On behalf of the Company, we hereby submit a response to the Comment Letter issued by the Staff (the "Staff") of the Securities and Exchange Commission (the
"SEC") dated May 22, 2008. The Company's response below corresponds numerically to the Comment Letter.

Prospectus Cover Page
---------------------

     1. Please provide your stock price as of the most recent practicable date.

          We have included Pre-Effective Amendment No. 2 to Form S-1 (File No.
          333-149143) (the "Amendment") the Company's stock price as of the most recent practicable date.

Prospectus Summary, page 1
--------------------------

The Offering, Page 3
--------------------

     2. Please indicate the percentage that the shares registered for resale represent of your outstanding shares held by non-affiliates. We note that you provide this information in your response to comment eight in our letter dated march 12, 2008.

          We have revised the "The Offering" section of Registration Statement to include that the shares being registered for resale under the Registration Statement constitute 24.69% of the Company's currently outstanding shares held by non-affiliates.

Business, page 11
-----------------

Corporate History, page 14
--------------------------

     3. We note your response to comment 17 in our letter dated March 12, 2008. Please include such tabular disclosure of aggregate conversion discounts in this section of your prospectus along with your

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Division of Corporate Finance
August 21, 2008
Page 2


          discussion of the October 2007 financing. Also, please include the additional 300,000 shares issued in May 2008 to the investors at $0.10 per share.

          We have moved the "Financing" subsection (which contains the discussion of the October 2007 financing) so that it is a subsection under the "Business - Corporate History" section of the Registration
          Statement.

          We have added a "Market Discount" subsection to the "Business -
          Corporate History" section of the Registration Statement and have included therein the following tabular disclosure (including the additional 300,000 shares issued in May 2008 to the investors at $0.10 per share) as found in the Company's response to comment 17 in the SEC
          Comment Letter dated march 12, 2008.

          --------------------- --------------- ----------------- ----------------- --------------
          Description of          Market Price   Combined Market   Combined Price/      Total
            Securities            Per Share of    Price of the       Conversion/       Possible
                                   Underlying    Total Number of   Exercise Price    Discount to
                                 Securities on     Shares of        of the Total     Market Price
                                    Date of       Common Stock     Number of Shares
                                   Issuance       Underlying the   or Shares
                                                   Securities      Underlying the
                                                                   Securities (as
                                                                      applicable)
          --------------------- --------------- ----------------- ----------------- --------------
          Series A Preferred     $1.25 (common        $781,250         $250,000        $531,250
          Stock 10/4/07             stock)
          --------------------- --------------- ----------------- ----------------- --------------
          Series A Preferred     $2.10 (common       $1,093,749        $250,000        $843,749
          Stock 11/7/07             stock)
          --------------------- --------------- ----------------- ----------------- --------------
          Common Stock           $1.25 (common        $812,500         $468,000        $344,500
          Purchase Warrants         stock)
          ($0.72 exercise
          price) 10/4/07
          --------------------- --------------- ----------------- ----------------- --------------
          Common Stock Purchase  $1.25 (common       $1,875,000       $1,500,000       $375,000
          Warrants ($1.00           stock)
          exercise price)
          10/4/07
          --------------------- --------------- ----------------- ----------------- --------------
          Common Stock (issued       $1.40            $262,500           $0.0          $262,500
          as Liquidated
          Damages under the
          Registration Rights
          Agreement)
          --------------------- --------------- ----------------- ----------------- --------------
          Common Stock 5/7/08        $0.76            $228,000          $30,000        $198,000

          --------------------- --------------- ----------------- ----------------- --------------
          TOTAL DISCOUNT:                                                             $2,554,999
          --------------------- --------------- ----------------- ----------------- --------------

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Division of Corporate Finance
August 21, 2008
Page 3

Security Ownership of Certain Beneficial Owners and Management, page 19
-----------------------------------------------------------------------

     4. Since T Squared Investments and T Squared Partners have the same principals, please explain why the shares owned by those entities should not be aggregated pursuant to Regulation S-K Item 403 (and the principles of rule 13d-3 under the Exchange Act).

          We have revised the "Security Ownership of Certain Beneficial Owners and Management" section of the Registration Statement to aggregate the shares owned by T Squared Investments and T Squared Partners.

     5. Please tell us whether you have included the 487,500 shares issued to the investors in settlement agreements in the beneficial ownership table. If not, please include these shares or explain why you have excluded them.

          We have revised the "Security Ownership of Certain Beneficial Owners and Management" section of the Registration Statement to include the 487,500 shares issued to the investors in settlement agreement in the beneficial ownership table.

     6. Please indicate by footnote or otherwise the significance of 4.9% beneficial ownership limitation on the investors' holdings. For example, explain whether this applies to all shares held by the investors (or just shares issuable pursuant to preferred shares and warrants) and whether it is applied in the aggregate to the holdings of both T Squared entities.

          We have revised the "Security Ownership of Certain Beneficial Owners and Management" section of the Registration Statement by including the following footnote in the beneficial ownership table:

          "(4) The terms of the Designation of Preferences of the Series A Convertible Preferred Stock and the Common Stock Purchase Warrants limit the amount of shares of common stock issuable to T Squared Investments LLC and T Squared Partners LLC upon conversion of the Convertible Preferred Stock and upon exercise of common stock purchase warrants, respectively, such that the parties, together with their affiliates, may not upon such conversion or exercise, as the case may be, own collectively greater than 4.9% of the outstanding shares of common stock of the Company."

Selling Stockholders, page 20
-----------------------------

     7. We note your description of the registration rights agreement on pages 20 and 21. Please clarify whether you are obligated to file an additional registration statement since you are not registering the maximum number of shares of common stock underlying the preferred shares and warrants issued to the investors. Although this appears to be the case, it is unclear since you issued additional shares to the investors in settlement of any future action for liquidated damages under the registration rights agreement or related to the October 2007 financing.

          We have revised the "Selling Stockholders" section of the Registration Statement to clarify that the company is obligated to file an additional registration statement since the Company is not registering, under the Registration Statement, the maximum number of shares of common stock underlying the preferred shares and warrants issued to the investors.

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Division of Corporate Finance
August 21, 2008
Page 4



                                                     Very truly yours,


                                                     /s/ Joel D. Mayersohn
                                                     ---------------------
                                                     Joel D. Mayersohn



Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.